The First Bancorp
Post Office Box 940 • Damariscotta, Maine 04543

Via EDGAR Private Correspondence

September 4, 2012

John Spitz, Staff Accountant
Sharon Blume, Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re: The First Bancorp, Inc.
Form 10-K for Fiscal Year ended December 31, 2011
Filed March 12, 2012
Form 10-Q for Fiscal Quarter ended June 30, 2012
Filed August 9, 2012
File No. 000-26589

Mr. Spitz and Ms. Blume:

The following should address the comments made in your letter of August 24, 2012, detailing the review you completed on the above referenced filings for our Company:

Comment 1.

Please revise your Summary of past-due status of loans tabular disclosure on page 12 in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Our future filings will break out loans past due 30-89 days into two buckets: 30-59 days and 60-89 days.

Comment 2.

We note that in your tabular presentations of impaired loans beginning on page 14 that the recorded investments and unpaid principle balances are the same for each period presented. Taking into consideration your charge-off policy disclosed on page 56 of your Form 10-K for the fiscal year ended December 31, 2011, the increase in the specific allowance attributable to impaired loans, and the charge-offs and recoveries recorded during each period, please explain the reasons for the unpaid principle balances approximating the recorded investment of your impaired loans. Refer to the FASB Accounting Standards Codification Master Glossary, which defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.

The difference between the unpaid principle balances which approximated the recorded investment of impaired loans was due to a small level of partial chargeoffs that were not included.  Our future filings will reflect the small level of partial chargeoffs that produce a difference between unpaid principle balances and the recorded investment in impaired loans.

Comment 3.

You disclose that the third element of your allowance for loan loss consists of qualitative reserves judgmentally adjusted for local and national economic conditions, concentrations, portfolio composition, volume and severity of delinquencies and non-accrual loans, trends of criticized and classified loans, changes in credit policies, and underwriting standards, credit administration practices and other factors. Considering the judgment involved in estimating loan losses and the fact that your allowance for loan losses is a critical accounting policy, please tell us and revise future filings to disclose additional granularity about how these reserves for qualitative adjustments are determined along with the key drivers (e.g. trends of criticized and classified loans, volumes and severity of delinquencies and non-accrual loans) of these amounts. Additionally, please also discuss any significant adjustments made by loan class for each period presented and discuss the specific facts and circumstances for the adjustments.
Qualitative adjustment factors are taken into consideration when determining reserve estimates. These adjustment factors are based upon our evaluation of various current conditions, including those listed below.
•	General economic conditions.
•	Credit quality trends with emphasis on loan delinquencies, nonaccrual levels and classified loans.
•	Recent loss experience in particular segments of the portfolio.
•	Loan volumes and concentrations, including changes in mix.
•	Other factors, including changes in quality of the loan origination; loan policy changes; changes in credit risk management processes; Bank regulatory and external Loan Review examination results.
The qualitative amount assigned to the substandard commercial loan segments was reduced at June 30, 2012 from March 31, 2012 to adjust historical loss averages for the impact of recent write downs taken on a large, atypical credit.  Changes to qualitative adjustments for other major portfolio segments were not material at June 30, 2012.  We will include similar granularity and detail in future filings.

Comment 4.

As a related matter we note that your unallocated reserves have decreased from $2 million as of December 31, 2011 to $1.69 million and $1.89 million as of March 31, 2012 and June 30, 2012, respectively. Please revise future filings to discuss in further detail how this amount is determined, the key drivers that impact the variability of this amount, and discuss the facts and circumstances related to any trends in this amount. Additionally, please also compare and contrast the reserve for qualitative factors to your unallocated reserves as it is unclear as to how you would distinguish between amounts determined in each of these reserve categories.

In future filings, we will include additional detail similar to the following:

The unallocated component of the Allowance totaled $1.89 million at June 30, 2012.  This compares to $2.0 million as of December 31, 2011 and $1.69 million as of March 31, 2012. We view these fluctuations in the unallocated portion of the Allowance to be immaterial. The unallocated amount was justified due to the following:
•
In general, the unallocated component is available to cover imprecision or uncertainties to incorporate the range of probable outcomes inherent in estimates used for the allowance, which may change from period to period. An example of this could be a delay in receiving an updated appraisal on a trouble credit.

•
An internal analysis completed on foreclosed property found that when these properties are sold, on average, the selling price is approximately 22% below the appraised value of the property at the time of take in. The unallocated provides for the uncertainty in the value of these properties when still in impaired loan status.

•
Watch-rated commercial loans have increased after bottoming out in late 2009 and early 2010. Additional losses may exist in this portfolio segment, yet are not identifiable at present. The unallocated portion provides some level of support for this.

In addition to the above comments, we acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose The Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please contact F. Stephen Ward, Executive Vice President & Chief Financial & Accounting Officer, at 207.563.3272, or via email at Stephen.ward@thefirst.com.

With best regards,

/s/ Daniel R. Daigneault
Daniel R. Daigneault
President & Chief Executive Officer

/s/ F. Stephen Ward
F. Stephen Ward
Executive Vice President & Chief Financial & Chief Accounting Officer